Mail Stop 0510

      April 19, 2005

By U.S. Mail and facsimile to (203)849-7830

Mr. Leicle E. Chesser
Executive Vice President and Chief Financial Officer
Emcor Group, Inc.
301 Merritt Seven Corporate Park
Norwalk, CT 06851-1060

Re:	Emcor Group, Inc.
	Form 10-K for the year ended December 31, 2004
      File No. 1-8267


Dear Mr. Chesser:

      We have reviewed your response letter dated April 12, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

FORM 10-K FOR THE PERIOD ENDED DECEMBER 31, 2004

Note G, Income Taxes, page 38

1. Reference is made to comment 4 in our letter dated March 29,
2005
and to your reply dated April 12, 2005. As supplemental information, please describe for the staff the transactions or events that occurred in the years ended December 31, 1999 and 2000 that apparently initially gave rise to the tax reserves reversed in 2004.
Tell us how the reserves were reflected in your balance sheet in years prior to 2004. It appears to the staff that such items should be reflected as liabilities presented separately from deferred tax liabilities. These items do not appear to be deferred tax liabilities as defined in SFAS 109. When these items are initially recorded the income tax note as well as management`s discussion and analysis should adequately describe the underlying transaction and events. An adequate description should also be included in subsequent periods. Tell us whether the balance sheet as of December 31, 2004 reflects any similar tax reserves.
2. We note that you have not recorded deferred income taxes on the undistributed earnings of your foreign subsidiaries. Please tell us supplementally and disclose in future filings the amount of such earnings.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

     If you have any questions regarding these comments, please direct them to Patricia Armelin, Staff Accountant, at (202) 824-
5563,
Nathan Cheney at (202) 942-1804 or, in their absence, to the undersigned at (202) 824-5373.


      Sincerely,




      John Cash
      Accounting Branch Chief

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Mr. Leicle E. Chesser
April 19, 2005
Page 1 of 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE